 Exhibit 99.1

Auryn and Eastmain Announce Completion of C$23 Million Equity Financing

Vancouver & Toronto, Canada – September 24, 2020 – Auryn Resources Inc. (TSX: AUG, NYSE American: AUG) (“Auryn” or the “Company”) and Eastmain Resources Inc. (TSX: ER) (“Eastmain”) are pleased to jointly announce that Auryn has today completed the equity financing announced August 31, 2020 by raising C$23 million through the issuance of 7,750,000 subscription receipts (the “Subscription Receipts”). The bought-deal financing was arranged by a syndicate of Canadian underwriters. The Subscription Receipts will be exchanged for common shares of Fury Gold (as defined below) concurrently with the release of the escrowed proceeds from the sale of the Subscription Receipts as the final step of the previously announced plan of arrangement transactions pursuant to which Auryn is reorganized and acquires Eastmain (the “Transaction”). Under the Transaction, Auryn will acquire Eastmain after spinning out Auryn’s Peruvian assets into two new companies and distributing the shares of those new companies to Auryn shareholders. The Transaction will also create Fury Gold Mines Limited (“Fury Gold”), a leading developer of Canadian gold projects. The sale of the Subscription Receipts fulfills a principal closing condition for the Transaction.

A Message from Ivan Bebek, Executive Chairman & Director of Auryn:

“This financing is an integral part of the Fury business plan of building a Canadian gold mining company. The financing fulfills one of the key closing conditions of the Transaction with Eastmain, which we expect to close on October 9, 2020.

“The fully funded 50,000-meter drill program at and around the Eau Claire deposit in Quebec will be a significant catalyst for investors. We appreciate the continued support of the Auryn shareholders who participated and welcome the new future Fury shareholders.”

A Message from Blair Schultz, Interim President & CEO of Eastmain:

“This financing puts Fury Gold in a strong position to deliver on its plans to expand the Eau Claire deposit and explore several of the untested targets in Quebec as a first step in increasing potential value for shareholders.”

Of the Subscription Receipts sold, 5,000,000 were flow-through at a price of C$3.50 each and will be exchanged for Fury Gold common shares designated as “flow-through shares”, while 2,750,000 Subscription Receipts were sold as non-flow-through and will be exchanged for Fury Gold common shares. Pricing of the Subscription Receipts is reflective of Auryn’s Peruvian assets being spun-out to Auryn shareholders prior to the Subscription Receipts being exchanged for Fury Gold shares. The Fury Gold “flow-though shares” will be identical to its ordinary common shares, except that they will provide certain Canadian income tax deductions to the buyers related to the use of the proceeds for mineral exploration in Quebec.

Further details regarding the Transaction, including its principal completion conditions can be found in each of the Company’s and Eastmain’s management information circulars dated September 3, 2020 and filed under each of their profiles at www.sedar.com.

These securities will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. These securities have been sold and this announcement appears as a matter of record only.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Ivan Bebek
Executive Chairman and Director

ON BEHALF OF THE BOARD OF DIRECTORS OF EASTMAIN RESOURCES INC.

Blair Schultz
Interim President and CEO

For further information please contact:

Auryn Resources
Natasha Frakes, Manager of Corporate Communications
778-729-0600
info@aurynresources.com

Eastmain Resources
Blair Schultz, Interim President and CEO
647-347-3735
bschultz@eastmain.com

About Auryn

Auryn Resources is a technically-driven, well-financed junior exploration company focused on finding and advancing globally significant precious and base metal deposits. The Company built a portfolio of six projects in Canada and Peru containing gold, silver and copper resources and exploration targets. On July 29, 2020, Auryn announced its intention to spin out its Peruvian assets into two new companies and acquire Eastmain, creating a Canadian gold-focused exploration and development company to be renamed as Fury Gold Mines Limited. The Company’s two flagship Canadian properties are the Committee Bay gold project in Nunavut and Homestake gold project in British Columbia for which an amended preliminary economic assessment was filed effective June 24, 2020. Upon closing of the Transaction, expected in October 2020, Fury Gold’s three core assets will comprise of Eau Claire in Quebec, Committee Bay and Homestake Ridge. Auryn shareholders, invested prior to the completion of the transactions, will become shareholders of Fury Gold and will also receive shares in the two new Canadian spin out companies, one holding the Sombrero copper-gold project, and the other holding both the Curibaya silver-gold project and Huilacollo gold project. Auryn's technical and management teams have an impressive track-record of successfully monetizing assets for all stakeholders and local communities in which it operates. Auryn conducts itself to the highest standards of corporate governance and sustainability. For more information on the company and the transactions, please visit www.aurynresources.com.

About Eastmain

Eastmain is a Canadian exploration company operating in the Eeyou Istchee emerging James Bay gold camp in Quebec. Eastmain holds a 100%-interest in the Clearwater Property, host of the Eau Claire Project, for which it issued a Preliminary Economic Assessment in May 2018, and the Percival Discovery made in November 2018. Eastmain is also the operator of the Eleonore South Joint Venture, located immediately south of Newmont’s Eleonore Mine, which hosts the Moni/Contact Trend Discovery (2017)

Forward Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed "forward-looking statements". Forward looking information is information that includes implied future performance and/or forecast information including information relating to or associated with the Transaction, including the expected closing date and the benefits of the Transaction, and the use of proceeds from the sale of the Subscription Receipts. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2019 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company's registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.